Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States,. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation
The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.
b)	Use of Estimates
The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.
c)	Revenue Recognition
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.
The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
d)	Fixed Assets
Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.
Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.
Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
     Capital work in progress
Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.
e)	Goodwill
Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.
f)	Investments
Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
g)	Foreign Currency Translation
Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.
Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.
The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.
In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited

Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.
In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.
h)	Employee Benefits
Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits”.
i)	Taxes on Income
Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.
j)	Earnings Per Share
The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
k)	Associate Stock Option Scheme
Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.
l)	Research and Development
Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at March 31, 2007

			Rs. in Crores

	Schedule	As at	As at
	Reference	31.03.2007	31.03.2006

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	133.44	64.89
(b) Share application money, pending allotment		7.85	1.78
(c) Reserves and Surplus	2	5,648.07	4,268.75

		5,789.36	4,335.42

2. Loan Funds
(a) Secured Loans	3	13.79	12.57

		5,803.15	4,347.99

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,280.40	1,153.16
(b) Less: Depreciation		930.45	803.74

(c) Net Block		349.95	349.42
(d) Capital Work in Progress		290.05	76.84

		640.00	426.26

2. Investments	5	201.15	155.74

3. Deferred Tax Assets (net)	6	43.36	4.29

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	1,649.86	1,122.81
(b) Cash and Bank Balances	8	3,959.82	3,052.33
(c) Loans and Advances	9	261.75	183.24
(d) Other Current Assets
- Interest Accrued on Fixed Deposits		64.83	110.59

		5,936.26	4,468.97

Less: Current Liabilities and Provisions
(a) Liabilities	10	597.17	435.71
(b) Provisions	11	420.45	271.56

		1,017.62	707.27

Net Current Assets		4,918.64	3,761.70

		5,803.15	4,347.99

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to
in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 20, 2007		Date : April 20, 2007

Satyam Computer Services Limited
Profit and Loss Account for the Year ended March 31, 2007

			Rs. in Crores

		Year	Year
	Schedule	Ended	Ended
	Reference	31.03.2007	31.03.2006

Income

Services
- Exports		5,961.06	4,461.64
- Domestic		267.41	172.67
Other Income	12	181.61	377.91

		6,410.08	5,012.22

Expenditure

Personnel Expenses	13	3,706.04	2,700.67
Operating and Administration Expenses	14	993.31	740.13
Financial Expenses		7.61	2.72
Depreciation		129.89	122.81

		4,836.85	3,566.33

Profit Before Taxation		1,573.23	1,445.89
Provision for Taxation - Current		168.15	190.92
- Fringe Benefit		12.06	8.80
- Deferred		(30.21)	6.42

Profit After Taxation		1,423.23	1,239.75
Add: Balance brought forward from previous year		2,836.81	1,982.64
Less: Residual dividend and additional dividend tax		(0.56)	1.23

Profit Available for Appropriation		4,260.60	3,221.16

Appropriations :
Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2006 — Rs. 2.00 per Equity Share)		65.61	64.46
Final Dividend @ Rs. 2.50 per Equity Share of Rs. 2 each (2006 — Rs. 5.00 per Equity Share)		166.80	163.87
Tax on distributed profits		37.55	32.02
Transfer to General Reserve		142.32	124.00

Balance carried to Balance Sheet		3,848.32	2,836.81

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		21.73	19.26
Diluted		21.25	18.51

No. of Shares used in computing Earnings Per Share
Basic		654,853,959	643,784,984
Diluted		669,705,425	669,626,864

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to	for and on behalf of the Board of Directors
in our report of even date.

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 20, 2007		Date : April 20, 2007

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

			Rs. in Crores

		As at	As at
		31.03.2007	31.03.2006

1.	Share Capital
	Authorised :	160.00	75.00

	800,000,000 (2006 — 375,000,000 ) Equity Shares of Rs. 2 each

	Issued and Subscribed :	133.44	64.89

	667,196,009 (2006 — 324,449,539 ) Equity Shares of Rs. 2 each fully paid-up

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 (2006 — 140,595,000) Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

	130,209,472 (2006 — 64,680,600 ) Equity Shares of Rs. 2 each fully paid-up represent 65,104,736 (2006 — 32,340,300 ) American Depository Shares

	38,116,009 (2006 — 9,909,539 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	1,028.63	890.94
	Add: Received on account of issue of ADS / ASOP	292.55	137.69

		1,321.18	1,028.63

	General Reserve
	As at the commencement of the year	402.79	278.79
	Add: Transfer from the Profit and Loss Account	142.32	124.00

		545.11	402.79
	Less: Provision for leave encashment (Refer note (m) of Schedule 15)	17.47	—
	Less: Utilised on issue of bonus shares (Refer note (j) of Schedule 15)	65.54	—

		462.10	402.79

	Employee Stock Options
	Employee Stock Options Outstanding	180.61	0.52
	Less: Deferred Employee Compensation	164.14	—

		16.47	0.52

	Balance in Profit and Loss Account	3,848.32	2,836.81

		5,648.07	4,268.75

3.	Secured Loans
	Vehicle Loans	13.79	12.57

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets
Rs. in Crores

		GROSS BLOCK				DEPRECIATION				NET BLOCK
	DESCRIPTION	As at 01.04.2006	Additions	Deletions	As at 31.03.2007	As at 01.04.2006	For the year	Deletions	As at 31.03.2007	As at 31.03.2007	As at 31.03.2006

1.	Land & Land Development
	- Freehold*	31.03	7.21	—	38.24	—	—	—	—	38.24	31.03
	- Leasehold	8.13	—	—	8.13	0.02	0.01	—	0.03	8.10	8.11

2.	Buildings**	101.76	—	—	101.76	13.24	3.60	—	16.84	84.92	88.52

3.	Plant and Machinery (Including Computers and Software)	789.40	85.06	1.14	873.32	636.85	97.92	1.14	733.63	139.69	152.55

4.	Office Equipment	20.92	5.07	—	25.99	13.51	3.50	—	17.01	8.98	7.41

5.	Furniture, Fixtures and Interiors	171.58	23.33	0.01	194.90	128.17	18.25	0.01	146.41	48.49	43.41

6.	Vehicles	30.34	11.90	4.18	38.06	11.95	6.61	2.03	16.53	21.53	18.39

	Total	1,153.16	132.57	5.33	1,280.40	803.74	129.89	3.18	930.45	349.95	349.42

	As at 31.03.2006	937.70	222.10	6.64	1,153.16	685.41	122.81	4.48	803.74	349.42	—

*	Includes Rs. 12.24 crores (2006 — Rs. 12.24 crores ) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores (2006 — Rs. 38.85 crores ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
		As at		As at
		31.03.2007		31.03.2006

5.	Investments

Long Term

i)	Trade (Unquoted)

	Satyam Venture Engineering Services Private Limited		3.54		3.54
	3,544,480 Shares of Rs. 10 each, fully paid-up

	CA Satyam ASP Private Limited		7.17		7.17
	7,168,995 Equity Shares of Rs. 10 each, fully paid-up

	Intouch Technologies Limited	10.90		10.90
	833,333 Shares of 20 US cents each, fully paid-up
	Less : Provision for diminution	10.90	—	10.90	—

	Medbiquitious Services Inc.,	1.57		1.57
	334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
	Less : Provision for diminution	1.57	—	1.57	—

	Avante Global LLC.,	2.54		2.54
	577,917 class ‘A’ units representing a total value of US Dollars 540,750
	Less : Provision for diminution	2.54	—	2.54	—

	Jasdic Park Company
	480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75
	Less : Received on liquidation	0.26		0.26

	Less : Provision for diminution	0.49	—	0.49	—

	Investments in subsidiary companies

	Satyam Technologies Inc.,		20.22		20.22
	100,000 Common Stock of 1 US cent each, fully paid-up

	Nipuna Services Limited		18.27		18.27
	18,268,000 Equity Shares of Rs. 10 each, fully paid-up

	Satyam Computer Services (Shanghai) Co. Limited$$		25.75		15.92

	Citisoft Plc		111.56		75.98
	11,241,000 (2006 - 8,430,752)Ordinary Shares of 0.01 GBP each, fully paid up

	Knowledge Dynamics Pte Ltd		14.64		14.64
	10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up

	Satyam (Europe) Limited	6.98		6.98
	1,000,000 Equity Shares of 1 GBP each, fully paid-up
	Less: Provision for losses	6.98	—	6.98	—

	Satyam Japan KK	0.42		0.42
	200 Common Stock of J Yen 50,000 each, fully paid-up
	Less: Provision for losses	0.42	—	0.42	—

	Satyam Asia Pte Limited	1.03		1.03
	400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
	Less: Provision for losses	1.03	—	1.03	—

	Dr. Millennium, Inc.,	3.09		3.09
	710,000 Common Stock of 1 US Dollar each , fully paid-up
	Less : Received on account of reduction of Share Capital	2.99		2.99
	Less: Provision for losses	0.10	—	0.10	—

	Vision Compass, Inc.	89.94		89.94
	425,000,000 Common Stock of 1 US Cent each, fully paid-up
	Less : Provision for diminution	89.94	—	89.94	—

	Satyam IdeaEdge Technologies Private Limited	0.01		0.01
	10,000 Equity Shares of Rs. 10 each, fully paid-up
	Less : Provision for diminution	0.01	—	0.01	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—

			201.15		155.74

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
		As at	As at
		31.03.2007	31.03.2006

6.	Deferred Tax Assets (net)
	Debtors	11.83	11.02
	Advances	1.43	1.43
	Fixed Assets	(24.13)	(25.38)
	Others	54.23	17.22

		43.36	4.29

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	23.79	12.78
	(b) Other debts	1,626.07	1,110.03

		1,649.86	1,122.81
	Considered doubtful **	117.26	103.89

		1,767.12	1,226.70

	Less: Provision for doubtful debts **	117.26	103.89

		1,649.86	1,122.81

	* Debtors include dues from subsidiaries Rs.4.15 crores (2006 — Rs. 4.38 crores) and Unbilled revenue Rs. 158.18 crores (2006 - Rs. 170.14 crores)
	** Includes dues from subsidiaries Rs. 18.89 crores (2006 - Rs. 18.89 crores)

8.	Cash and Bank Balances*
	Cash on hand	0.04	0.05

	Remittances in transit	—	—

	Balances with Scheduled Banks
	- On Current Accounts	415.18	1,021.28
	- On Deposit Accounts	3,365.82	1,907.42

	Unclaimed Dividend Accounts	6.33	5.05
	Balances with Non-Scheduled Banks**
	- On Current Accounts	171.61	117.80
	- On Deposit Accounts	0.84	0.73

		3,959.82	3,052.33

	* Includes unutilised amount of ADS issue proceeds — Rs. Nil (2006 - Rs. 262.20 crores)
	** Refer note (g) of Schedule 15

9.	Loans and Advances
	(Considered good unless otherwise stated)

	Secured — Loans	0.04	0.11
	Unsecured — Advances recoverable in cash or in kind or for value to be received*	182.28	114.16
	— Deposits	79.43	68.97
	Considered doubtful — Advances **	71.33	65.37

		333.08	248.61
	Less: Provision for doubtful Advances **	71.33	65.37

		261.75	183.24

	* Includes advances and share application money to subsidiaries Rs. 44.96 crores (2006 - Rs. 5.18 crores)
	**Includes due from subsidiaries Rs.48.12 crores (2006 - Rs. 48.12 crores)

10.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—
	- Dues to other than small scale industrial undertakings	443.33	332.05
	Advances from Customers	1.23	0.93
	Unearned Revenue	87.52	52.67
	Investor Education Protection Fund — Unclaimed Dividends	6.33	5.05
	Other Liabilities	58.76	45.01

		597.17	435.71

11.	Provisions
	Provision for Taxation (less payments)	64.20	33.53
	Proposed Dividend (including tax thereon)	195.15	186.85
	Provision for Gratuity and Leave Encashment	161.10	51.18

		420.45	271.56

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

Rs. in Crores

		Year	Year
		Ended	Ended
		31.03.2007	31.03.2006
12.	Other Income
	Interest on deposits and advances — Gross	165.77	115.77
	{Tax Deducted at Source Rs. 37.10 crores} (2006 — Rs. 25.94 crores)
	Gain/(Loss) on exchange fluctuations (net)	13.54	(2.18)
	Profit on sale of long term investments	—	262.83
	Miscellaneous income	2.30	1.49

		181.61	377.91

13.	Personnel Expenses
	Salaries and bonus	3,425.89	2,501.25
	Contribution to provident and other funds	248.22	181.97
	Staff welfare expenses	15.94	17.53
	Employee stock compensation expense	15.99	(0.08)

		3,706.04	2,700.67

14.	Operating and Administration Expenses
	Rent	88.07	68.73
	Rates and taxes	24.46	15.20
	Insurance	16.52	13.95
	Travelling and conveyance	367.57	237.40
	Communication	64.32	63.42
	Printing and stationery	8.10	5.95
	Power and fuel	34.68	26.98
	Advertising	3.24	7.83
	Marketing expenses	59.63	59.24
	Repairs and maintenance
	- Buildings	2.69	1.43
	- Machinery	14.45	8.69
	- Others	27.00	20.04
	Security services	4.97	3.09
	Legal and professional charges	139.48	95.70
	Provision for doubtful debts and advances	19.33	11.71
	Loss on sale of Fixed Assets (net)	0.79	0.83
	Directors’ sitting fees	0.04	0.04
	Auditors’ remuneration	3.67	1.15
	Donations and contributions	3.62	3.73
	Subscriptions	3.13	2.09
	Training and development	22.35	15.00
	Research and development	1.29	2.45
	Software charges	20.22	22.54
	Managerial remuneration
	- Salaries	1.66	0.35
	- Commission	0.95	0.91
	- Contribution to P.F.	0.04	0.04
	- Others	0.22	0.19
	Visa charges	44.47	32.31
	Miscellaneous expenses	16.35	19.14

		993.31	740.13

Satyam Computer Services Limited

15. Notes to Accounts
a)	Associate Stock Option Plans.
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options.

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 19,976,210 equity shares of Rs. 2 each were outstanding as at March 31, 2007 ( 2006 — 45,605,388 ).

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2007	2006

At the beginning of the year	45,605,388	53,660,630
Granted	Nil	6,579,552
Exercised	(17,448,659)	(9,039,604)
Cancelled	(8,180,519)	(5,595,190)
At the end of the year	19,976,210	45,605,388

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,461,064 ADS (2006 — 1,991,342) representing 2,922,128 equity shares of Rs. 2 each were outstanding as at March 31, 2007 (2006 -3,982,684 ).

Satyam Computer Services Limited

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2007	2006

At the beginning of the year	1,991,342	2,515,802
Granted	20,000	320,430
Exercised	(424,136)	(664,446)
Cancelled	(126,142)	(180,444)
At the end of the year	1,461,064	1,991,342

iv.	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

The Company has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 3,293,140 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at March 31, 2007 ( 2006 — Nil ).

	Year ended March 31,
Options	2007	2006

At the beginning of the year	—	—
Granted	3,293,140	—
Exercised	—	—
Cancelled	—	—
At the end of the year	3,293,140	—

v.	Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))

The Company has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 236,620 ADS (2006 — Nil) representing 473,240 equity shares of Rs. 2 each were outstanding as at March 31, 2007 (2006 — Nil)

	Year ended March 31,
Options	2007	2006

At the beginning of the year	—	—
Granted	236,620	—
Exercised	—	—
Cancelled	—	—
At the end of the year	236,620	—

Satyam Computer Services Limited

Pro forma disclosure:
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

	Year ended March 31,
Particulars	2007	2006

1. Profit after Taxation
- As reported (Rs. In crores)	1,423.23	1,239.75
- Pro forma (Rs. In crores)	1,373.05	1,142.11

2. Earnings per share:
Basic
- No. of shares	654,853,959	643,784,984
- EPS as reported (Rs.)	21.73	19.26
- Pro forma EPS (Rs.)	20.97	17.74
Diluted
- No. of shares	669,705,425	669,626,864
- EPS as reported (Rs.)	21.25	18.51
- Pro forma EPS (Rs.)	20.50	17.06

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2007	2006

Dividend yield (%)	0.78	0.75
Expected volatility (%)	59.01	58.05
Risk-free interest rate (%)	8.00	7.00
Expected term (in years)	0.96	1.26

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments

During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). The Company is also required to pay a maximum earn out consideration amounting to Rs.19.25 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits.

On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million). The Company is also required to pay a maximum earn-out consideration amounting to Rs. 30.28 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT amounting to maximum of Rs. 15.40 crores (equivalent GBP 1.80 million) is contingent on Citisoft achieving certain revenue and profit performance targets. During the quarter ended September 30,2006, the company has paid Rs. 7.82 crores (equivalent GBP 0.90 million) to Employee Benefit Trust.

Satyam Computer Services Limited
(e)	Land
The Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.
(f)	Details of advances to subsidiaries are as follows:

	Rs. in crores
	Balance as at		Maximum Balance
	March 31,		March 31,
Name of Company	2007	2006	2007	2006

Wholly-owned subsidiaries:
Nipuna Services Limited	40.73	5.00	45.41	10.00
Satyam Technologies Inc.,	0.03	0.03	1.96	0.14
Satyam Computer Services (Shanghai) Co. Ltd.	1.68	0.10	1.68	0.10
Knowledge Dynamics Pte Ltd	—	0.05	—	0.24
Knowledge Dynamics Pvt Ltd	0.01	—	0.05	—
Citisoft Plc	2.51	—	2.51	—

(g)	Balances with Non-Scheduled Banks

	Rs. in crores
			Maximum Balances
	Balances as at March 31,		Year ended March 31,
Name of the Bank	2007	2006	2007	2006

Balances with Non-Scheduled Banks On Current Accounts
Banco Do Brasil, Brazil	0.60	—	1.59	—
Banque Nationale De Paris, Brussels	1.80	—	5.33	—
Banque Nationale De Paris, France	1.88	1.05	4.55	1.26
Banque Nationale De Paris, Hague	2.84	3.32	8.04	3.32
Banque Nationale De Paris, Ireland	1.66	0.42	1.96	0.54
Banque Nationale De Paris, Italy	0.93	—	2.95	—
Banque Nationale De Paris, Saarbruecken	2.40	0.54	9.78	0.54
Banque Nationale De Paris, Spain	0.60	0.69	1.58	1.26
Banque Nationale De Paris, Switzerland	0.37	—	8.98	—
Banque Nationale De Paris, Saudi Arabia	0.19	—	1.13	—
Banque Nationale De Paris, Taipei	2.45	2.15	2.64	2.21
Citibank NA, Bangkok	14.19	11.45	15.64	11.71
Citibank NA, Denmark	0.58	—	4.68	—
Citibank NA, Dubai	0.08	0.20	2.51	2.09
Citibank NA, Hong Kong	1.56	0.27	1.56	0.90
Citibank NA, Hungary	0.18	0.15	0.55	1.43
Citibank NA, Kuala Lumpur	0.80	0.67	8.44	2.84
Citibank NA, London	2.25	0.54	2.27	5.06
Citibank NA, New York	8.88	3.98	33.03	24.62
Citibank NA, New Zealand	1.37	2.20	2.94	2.93
Citibank NA, Seoul	10.39	8.27	10.70	8.54
Citibank NA, Singapore	3.81	2.54	8.64	8.10
Citibank NA, Johannesburg	2.21	1.51	3.36	2.12
Citibank NA, Sydney	18.66	6.29	25.61	26.54
Citibank INTL PLC, Stockholm	0.45	—	0.60	—
Citibank NA, Toronto	2.47	2.24	9.23	5.41
Dresdner Bank, Saarbruecken	2.82	12.27	14.73	12.81
Hong Kong and Shanghai Banking Corporation, London	21.08	11.79	50.53	22.91
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	3.83	9.79	14.55	10.96
Koonmin Bank, Seoul	—	—	0.12	—
KSB Bank N V, Brussels	0.95	2.31	9.63	4.37
Mitsui Sumitomo Bank, Tokyo	0.58	0.65	2.18	1.70
UBS Bank, Switzerland	7.67	1.39	8.97	3.83

Satyam Computer Services Limited

	Rs. in crores
			Maximum Balances
	Balances as at March 31,		Year ended March 31,
Name of the Bank	2007	2006	2007	2006

Unicredit Banca, Italy	0.57	0.90	3.95	3.69
United Bank, Vienna	39.55	28.71	58.18	52.89
Wachovia Bank, New Jersey	10.94	1.49	73.82	13.12
Woori Bank, Korea	—	—	0.26	5.08

	171.61	117.80

On Deposit Accounts
Citibank NA, Hungary	0.84	0.73	0.84	0.82

(h)	Related Party Transactions
The Company had transactions with the following related parties:
Subsidiaries: Citisoft Plc, Citisoft Inc., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD, Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd and Satyam Technologies Inc.
Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.
Associates: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)
Others: Satyam Foundation Trust (Enterprises where trustees are spouses of Whole-time Directors and Key Managerial Personnel) and Satyam Associate Trust (Enterprises where some of trustees are Key Managerial Personnel)
Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati, Prof. Krishna G Palepu, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat (partly employed), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Murali V and Hari T.
Summary of the transactions and balances with the above related parties is as follows:
Transactions:

Rs. in crores
	Year ended March 31,
	2007	2006

Sales:
Subsidiaries	6.24	5.30
JVs	—	0.25

	6.24	5.55

Outsourcing:
Subsidiaries	55.61	31.57
JVs	40.01	37.35
Associates	—	6.25

	95.62	75.17

Other Services:
Subsidiaries	2.19	2.30
JVs	2.05	1.65

	4.24	3.95

Interest
JVs	0.02	0.03

Fixed Assets :
Subsidiaries	0.02	—
JVs	0.89	—
Associates	—	5.53

	0.91	5.53

Satyam Computer Services Limited

Rs. in crores
	Year ended March 31,
	2007	2006

Investments:
Subsidiaries	9.83	8.68

Advances:
Subsidiaries	57.36	—
JVs	—	0.50
Others	5.00	0.71

	62.36	1.21

Contributions:
Others	3.48	3.62

     Balances :

Rs. in crores

	As at March 31,
	2007		2006

Accounts Receivable:
Subsidiaries	4.15	*	4.38	*
JVs	0.23		0.25

	4.38		4.63

Payables:
Subsidiaries	31.53		9.22
JVs	11.48		8.21

	43.01		17.43

Investments:
Subsidiaries	190.44	*	145.03	*
JVs	10.71		10.71

	201.15		155.74

Advances and share application money:
Subsidiaries	44.96	*	5.18	*
JVs	—		0.53
Others	5.72		0.71

	50.68		6.42

*	Net of provisions made
Transactions with Directors and Key Managerial Personnel

Rs. in crores
	Year ended March 31,
	2007	2006

Remuneration to Whole—time Directors	2.27	0.93
Remuneration to Key Managerial Personnel	19.47	19.34
Professional charges to Director	0.87	0.99
Advances to Key Managerial Personnel	1.28	1.06

Balances due to / from Directors and Key Managerial Personnel

Rs. in crores
	As at March 31,
	2007	2006

Remuneration Payable to Whole—time Directors	0.45	0.22
Remuneration Payable to Key Managerial Personnel	0.80	0.65
Advances due from Key Managerial Personnel	0.09	0.34
Professional charges payable to Director	0.87	0.31

Satyam Computer Services Limited

Maximum indebtedness from Key Managerial Personnel during the year was Rs.1.62 crores (2006 — Rs.1.24 crores)
Options granted and outstanding to the Key Managerial Personnel 1,973,632 {includes 112,163 options granted under ASOP — ADS and 55,000 options granted under ASOP — RSUs (ADS)} (2006 — 3,786,068 {includes 201,640 options granted under ASOP — ADS}).
Options granted and outstanding to Director 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)} (2006 — 1,174,704 {includes 1,064,704 options granted under ASOP — ADS}).
(i)	Obligation on long term non—cancelable operating leases
The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long—term non—cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Year ended March 31,
	2007	2006

Lease rentals (Refer Schedule 14)	88.07	68.73

As at March 31,
	2007	2006

Obligations on non—cancelable leases:
Not later than one year	18.62	17.35
Later than one year and not later than five years	14.87	13.16
Later than five years	1.43	1.85

Total	34.92	32.36

(j)	Earnings per Share
At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by utilizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.
Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S.No.	Particulars	2007	2006

Basic
1.	Opening no. of shares	648,899,078	638,530,582
2.	Total Shares outstanding	654,853,959	643,784,984
3.	Profit after Taxation (Rs. in crores)	1,423.23	1,239.75
4.	EPS (Rs.)	21.73	19.26
Diluted
5.	Stock options outstanding	14,851,466	25,841,880
6.	Total shares outstanding (including dilution)	669,705,425	669,626,864
7.	EPS (Rs.)	21.25	18.51

Satyam Computer Services Limited

(k)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 98.56 crores (2006 — Rs. 58.95 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 158.07 crores (2006 — Rs. 114.07 crores).

iii)	Forward & Option Contracts outstanding Rs. 1,978.98 crores (Equivalent US$452.63 millions) {2006 — Rs. 966.36 crores (Equivalent US$216.00 millions)}.Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 26.64 crores {2006 — (Rs. 3.75 crores)}.

iv)	Claims against the Company not acknowledged as debts
•	Income tax and Sales tax matters under dispute — Rs. 22.03 crores (2006 — Rs. 20.38 crores).
v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 75.56 crores (2006 — Rs. 101.72 crores).

vi)	Nipuna Services Limited (a wholly owned subsidiary—Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid—up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Nipuna. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$10 million) would be redeemed for Rs. 60.10 crores (Equivalent US$13.6 million) at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. The preference shareholders gave Nipuna a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have converted into 6,422,267 equity shares of Nipuna.
Further as per the SPRA Agreement, the Company agrees to purchase and the preference shareholders agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 152.57 crores (Equivalent US$35 million) to maximum of Rs. 196.16 crores (Equivalent US$45 million), however if an acceleration event occurs the purchase price would equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than Rs. 152.57 crores (Equivalent US$35 million) however if an acceleration event occurs the purchase price shall not be less than Rs. 196.16 crores (Equivalent US$45 million). This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007, an acceleration event has occurred.
The Company has guaranteed payment of all sums payable by Nipuna to the preference shareholders on redemption of the said preference shares.
vii)	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 87.18 crores (2006 — Rs. 89.24 crores) (Equivalent US$20 million).
viii)	The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued its Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. Management believes that this will not have any adverse effect upon the Company’s results of operations, financial condition and cash flows.

Satyam Computer Services Limited

(l)	The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

Rs. in crores
Year ended
March 31, 2007

Projected benefit obligation at the beginning of the year	35.08
Current service cost	8.77
Interest cost	2.30
Actuarial loss/(gain)	6.44
Benefits paid	(5.25)

Projected benefit obligation at the end of the year	47.34

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the year	47.34
Fair value of plan assets at end of the year

Funded status of the plans — ( asset )/ liability	47.34
Liability recognised in the balance sheet	47.34

Gratuity cost for the year
Current service cost	8.77
Interest cost	2.30
Net actuarial (gain)/loss recognised in the year	6.43

Net gratuity cost	17.50

Assumptions
Discount rate	8.00%
Long—term rate of compensation increase	7.00%

Note: This being the first year of disclosure, previous year figures have not been furnished.
(m)	Provision for Leave encashment
Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.
(n)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

Satyam Computer Services Limited

(ii)	Computation of Net Profit in accordance with Section 349 of the Companies Act, 1956 and calculation of commission payable to Directors.

Rs. in crores
Year ended March 31,
	2007	2006

Profit after tax from ordinary activities	1,423.23	1,239.75
Add:
Managerial Remuneration	2.87	1.49
Director’s sitting fees	0.04	0.04
Depreciation as per Profit and Loss Account	129.89	122.81
Loss on sale of fixed assets (net) as per Profit and Loss Account	0.79	0.83
Provision for doubtful debts and advances	19.33	11.71
Wealth tax	0.17	0.06
Provision for taxation	150.00	206.13
Less:
Profit on sale of long term investments	—	262.83
Depreciation as per Section 350 of the Companies Act, 1956	129.89	122.81
Loss on sale of fixed assets (net) as per Section 350 of the Companies Act, 1956	0.79	0.83

Net Profit in accordance with Section 349 of the Companies Act, 1956	1,595.64	1,196.35

Commission to Chairman/Managing Director restricted to	0.35	0.35
Commission to Non-executive Directors @ 1% of Net Profit u/s 349, restricted to	0.60	0.56
(iii)	Auditors’ Remuneration:

Rs. in crores
	Year ended March 31,
	2007	2006

Statutory audit	2.40	1.00
Tax audit	0.08	0.08
Other services	1.18	0.06
Out of pocket expenses	0.01	0.01

(iv)	Earnings in foreign exchange (on receipt basis):

Rs. in crores
	Year ended March 31,
	2007	2006

Income from software development services	4,728.55	3,855.36

Satyam Computer Services Limited

(v)	C.I.F. value of imports:

Rs. in crores
	Year ended March 31,
	2007	2006

Capital goods	90.80	61.02

(vi)	Expenditure in foreign currency (on payment basis):

Rs. in crores
	Year ended March 31,
	2007	2006

Traveling expenses	124.19	90.92
Expenditure incurred at overseas branches	2,910.64	1,959.17
Others	60.29	71.97

(o)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crores is given below:

Schedule No.	Description	Rs. in lakhs

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06

(p)	Dividends remitted in foreign currency:
The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 45.35 crores during the year (2006 — Rs. 32.09 crores).
(q)	Reclassification:
Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the Year ended March 31, 2007

		Rs. in Crores

	Year ended	Year ended
	31.03.2007	31.03.2006

A. Cash Flows from Operating Activities
Net Profit before Interest and Tax	1,431.07	1,332.76
Profit on sale of Shares in Sify Limited	—	(262.83)
Depreciation	129.89	122.81
Loss on sale of Fixed Assets	0.79	0.83

Cash generated before changes in Working Capital	1,561.75	1,193.57

(Increase)/Decrease in Sundry Debtors	(527.04)	(357.64)
(Increase)/Decrease in Loans and Advances	(78.51)	(62.85)
Increase/(Decrease) in Current Liabilities and Provisions	232.39	169.57
Income Taxes Paid	(149.53)	(155.84)
Exchange differences on translation of foreign currency cash and cash equivalents	(9.23)	(1.20)

Net Cash Flow from Operating Activities	1,029.83	785.61

B. Cash Flows used in Investing Activities
Purchase of Fixed Assets	(345.82)	(234.27)
Purchase of Long term Investments	(32.76)	(78.81)
Proceeds from sale of Shares in Sify Limited	—	228.24
Proceeds from sale of Fixed Assets	1.36	1.33
Proceeds from maturity of Long Term Deposits	1,795.50	—
Investment in Long Term Deposits	(3,308.41)	—
Interest accrued / income received	211.55	29.66

Net Cash Flow used in Investing Activities	(1,678.58)	(53.85)

C. Cash Flows from Financing Activities
Proceeds from issue of share capital	293.74	138.08
Receipt of Share Application money, pending allotment	7.85	1.78
Proceeds from Secured Loans	10.24	10.48
Repayment of Secured Loans	(9.01)	(7.78)
Advance to Joint Venture Company	—	(0.50)
Financial expenses paid	(7.61)	(2.72)
Payment of Dividend	(261.11)	(183.28)

Net Cash Flow from/(used) Financing Activities	34.10	(43.94)

D. Exchange differences on translation of foreign currency cash and cash equivalents	9.23	1.20

Net (Decrease)/Increase in Cash and Cash equivalents during the year	(605.42)	689.02
Cash and Cash equivalents at the beginning of the year	1,256.83	567.81

Cash and Cash equivalents at the end of the year	651.41	1,256.83

Supplementary Information
Cash and Bank Balances	3,959.82	3,052.33

Less: Long Term Deposits with Scheduled Banks considered as investment	3,308.41	1,795.50

Balance considered for Cash Flow Statement	651.41	1,256.83

The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	6.33	5.05

Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

This is the Cash Flow Statement referred to in our report of even date. for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place: Secunderabad		Place: Secunderabad
Date: April 20, 2007		Date: April 20, 2007